Sidus Space, Inc.

150 N. Sykes Creek Pkwy

Suite 200

Merritt Island, FL 32953

April 17, 2023

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary Anne Graham

Re:	Sidus Space, Inc.
Registration Statement on Form S-1
File No. 333-270850

Ladies and Gentlemen:

Sidus Space, Inc. (the “Company”) hereby respectfully withdraws its request, dated April 14, 2023, that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Tuesday, April 18, 2023. The Company intends to submit a revised acceleration request at a later date.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 if there are any question with respect to this request.

Thank you,

SIDUS SPACE, INC.

By:	/s/ Carol Craig
Name:	Carol Craig
Title:	Chief Executive Officer